

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 6, 2009

Kenneth T. Coviello
Chief Executive Officer
Vycor Medical Inc.
80 Orville Drive, Suite 100
Bohemia, New York 11716

> **Re: Vycor Medical, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 21, 2009**
> **File No. 333-149782**

Dear Mr.Coviello:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Audited Annual Financial Statements, page F-1

1.   Please update your financial statements as required under Item 8-08 of Regulation
        S-X and Item 303 of Regulation S-K.

Statements of Operations, page F-3

2.   Please refer to prior comment 4. Your disclosure indicates that you reclassified
        the amounts previously included in the line item titled 'Compensatory element of
        stock' into 'Interest Expense'. Please tell us why this reclassification is
        appropriate. Tell us the nature and amount of the significant components that you
        reclassified. Your response should address why the amounts represent interest
        expense. You should also tell us how you considered the disclosure requirements
        of SFAS 154.

Note 4. Long-Term Debt, page F-9

3.   Please refer to prior comment 8. The revised disclosure for the Salomon debt
        states that "[t]he note agreement has a conversion price between $0.50 and $1.00
        per common share." Similarly for the Fountainhead notes you disclose that "[t]he
        convertible debenture is convertible into a fixed maximum of 1,876,300 common
        shares." The disclosure is overly broad and should be revised to summarize the
        significant conversion terms under the agreements consistent with paragraph 4 of
        SFAS 129 so that an investor understands the terms under which the conversion
        price is variable and how the conversion price is determined.

4.   Please refer to prior comment 9. You disclose that "[t]he Company has computed
        a beneficial conversion feature of $22,891 which resulted in a debt discount of
        such amount which is being amortized over the life of the loan to interest
        expense." Please tell us where you recorded the beneficial conversion feature and
        show us in your response how you calculated the amount of the beneficial
        conversion feature.

5.   Further, please show us in your response how you calculated the amount of the
        proceeds to allocate from the issuance of the debt, warrants and options on a
        relative fair value basis resulting in an allocation of $39,976 to the warrants,
        $132,524 to the options and no value to the convertible debt. Your response
        should address why no value was issued to the debt.

6. You disclose that "[i]n conjunction with this debt the Company entered into an Option Agreement with Fountain Capital Partners Limited (FCPL) which granted to FCPL an option to invest up to $1,850,000 for three years in exchange for convertible debentures due two years from the re-issuance and warrant purchase up to 3,017,409 shares at a price of $0.44 per share." Please tell us and clarify to disclose whether this represents new notes and an additional warrant from the note and warrant already discussed. If it does, then revise the disclosure to provide all of the significant terms of each note and warrants and how you accounted for and valued each issuance. If not, reconcile your disclosure that the "debenture is convertible up to 5,652,954 shares of common stock" with your disclosure that "[t]he convertible debenture is convertible into a fixed maximum of 1,876,300 common shares."

7. You disclose that "[t]he fair value of the option is based upon the excess value of re-conversion feature and fair value embedded warrant in excess of the $1,850,000 option exercise price." Please tell us and disclose the significant terms of the "re-conversion." Show us in your response how you calculated the fair value of the option. Tell us why you believe the amount so calculated represents fair value. Cite the accounting literature upon which you relied.

Note 9. Subsequent Events, page F-16

8. Please show us how you determined that the $1.3 million in convertible notes issued to Regent and Fountainhead at a conversion price of $.123 is convertible into 8,670,363 shares.

Note 10. Restatement of Financial Data as of December 31, 2007, page F-18

9. Please refer to prior comment 24. With respect to your reconciliations for the statements of cash flows, please revise, consistent with paragraph 26 of SFAS 154, to show the effect of the correction of each error on each financial statement line item and not just on subtotals.

10. Please refer to prior comment 25. We continue to note that the explanations provided for the adjustments are too brief and do not explain the nature of the errors. In addition, the amount of the correction for each error should be disclosed. Please revise so that you provide the disclosures required by paragraph 26 of SFAS 154.

Reconciliation of Statement of Operations, page F-20

11.   Please refer to prior comment 28. Please remove the double underline shown under your operating losses to avoid implying that this is a total and not a subtotal.

Statements of Cash Flows, page F-27

12.   Please discuss the nature of the transactions related to your investing activities. For example, if the transactions represent purchases then you should revise to clarify that it is a purchase of fixed assets or acquisition of patents or websites.

Note 2. Significant Accounting Policies, page 94
Recently Issued Accounting Standards, page F-31

13.   Please tell us why the financial statements do not reflect the adoption of SFAS 157.

Note 4. Long-Term Debt, page F-32

14.   Please refer to prior comment 34. Please revise to include a discussion of the conversion of the Salomon note payable, similar to the disclosure on page F-16. However, the disclosure in this note should make it clear that the issuance of 1,111,111 shares was not pursuant to the original conversion terms. Please also include a discussion of the amount of the induced conversion expense and where you recorded the amount in your statement of operations.

15.   Show us in your response how you calculated the amount of the induced conversion under SFAS 84. In this regard, please reconcile your response that states "[t]he excess of the fair value of all securities issued over the fair value of the debt issuable pursuant to the original conversion terms was expensed" with paragraph 3 of SFAS 84 which states that you should "recognize an expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms."

16.   Please refer to prior comment 35. We note your response that "the Company feels there is substantially no materially difference between the effective yield and straight line method in the amortization of the debt discount." Please show us the amount of amortization expense for each reporting period calculated under the straight-line method and the effective yield method required by paragraph 9 of EITF 98-5 to support your conclusion that the differences are not material.

17.   Further, you should disclose the method that you are using to amortize the discount on your debt and that method should be consistent with U.S. GAAP.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Jong Hwang, Staff Accountant, at 202-551-3327 or in his absence, me at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or Perry Hindin at (202) 551-3444 with any other questions.

                                        Sincerely,

                                        Kate Tillan
                                        Assistant Chief Accountant

cc: (via fax)   Benjamin Tan, Esq.